

December 17, 2012

Via E-Mail
William Tay
President and Chief Executive Officer
Northam Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

>   **Re: Northam Acquisition Corp.**
>   **Amendment no. 2 to Form 10**
>   **Filed November 28, 2012**
>   **File No. 000-54812**

Dear Mr. Tay:

Unless otherwise stated, references to prior comments refer to those from our letter dated November 20, 2012. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

Search for Target Business, page 5

1.   Your response to prior comment 5 does not address whether and how compensation to be received by Mr. Tay, other affiliates, or the company will affect the decision to proceed with a business combination and the role compensation has played in the past in analyzing business combinations with prior blank check companies with which Mr. Tay has been involved. Please revise your disclosure to address these concerns.

Emerging Growth Company, page 8

2.   We note your added disclosure in response to prior comment 2. Please tell us how you determined that as a smaller reporting company, you "benefit from the same exemptions

and exclusions as an Emerging Growth Company," addressing each of the exemptions that are available to you as an Emerging Growth Company. For example, please address how you believe that as a smaller reporting company, you are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Item 6. Executive Compensation

Summary Compensation Table, page 28

3.   We note that in response to prior comment 8, you have removed the stock Mr. Tay received in exchange for services rendered to the company from the Summary Compensation Table. Item 402(m) of Regulation S-K requires you to discuss all compensation, including non-cash items. Please revise your executive compensation disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director